

July 28, 2005

Mr. Bobby D. O'Brien, CFO
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

Re: **Valhi, Inc. File No. 333-48391**
 12/31/04 Form 10-K
 3/31/05 Form 10-Q

Dear Mr. O'Brien:

We have reviewed your 7/13/05 response to our 6/20/05 comment letter. Please provide us with supplemental information so we may better understand your disclosures. Please provide this information to us in an EDGAR correspondence by August 15, 2005. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment 5.1

We note your determination that Valhi's investment in the LLC is a debt security and that its fair value is readily determinable. You state that Valhi's interest in the LLC is generally non-voting and does not grant Valhi a specific ownership percentage in the LLC's net assets. You further state that Valhi has no contingent liability exposure with respect to its investment in the LLC, and that Valhi has no ability to exert significant influence over the operating and financial policies of the LLC. We further note that, prior to its 1/3/97 reorganization as an LLC, the divested business generated consistent positive operating cash flows. It also appears that such positive cash flows have continued given the LLC's ability to meet its minimum cash distributions to Valhi. In your response to prior comment 6, you also observe that the LLC has always had access to credit facilities and has never needed any subordinated financing. Based on these factors, and the $158 million cash received from Snake River, it is not clear why the LLC investment was not initially recorded at a fair value approximating its $250 million redemption value. The excess of the investment's fair value over the $34 million cost basis of the transferred business would presumably have been recorded as a gain on sale of discontinued operations at 1/3/97. It appears inappropriate to defer recognition of the gain on your 1997 asset disposition until the date that Valhi redeems its LLC debt security. In this regard, we note that Valhi was first able to redeem its investment in 2002 and apparently has no economic incentive to exercise its redemption right since it would likely carry a negative cash flow impact due to the tax on the gain. Please clarify for us why the LLC debt security was not initially recorded at $250 million and why a gain has not been recognized on the sale.

Prior Comment 6

We note that on 1/3/97 Snake River contributed $14 million cash to the LLC for its equity interest in the LLC. It appears that this amount may have been lent to Snake River by Valhi as part of the $192 million debt financing. Also, it is not clear whether the LLC has any significant equity on a GAAP basis given the redemption features and the guidance in SFAS 150. Please clarify for us how this impacts your analysis given the guidance in paragraph 5.a.of FIN 46(R).

Please clarify for us why Snake River was unable to obtain enough third-party financing @1/3/97 to cover the $250 million loan. Please describe the composition of Snake River's stockholders and also the company's capital structure at 1/3/97.

Please clarify for us the provision whereby Snake River absorbs LLC losses but Valhi does not. Article 8.2 of the Company Agreement appears to shield both members from the obligation to absorb losses.

You may contact Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nilima N. Shah,
Accounting Branch Chief